DIRECT LED, INC.
231 W. 39th Street, Suite 726
New York, New York 10018

November 26, 2012

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Direct LED, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: October 19, 2012
File No.: 333-182737

Dear Mr. Spirgel:

We are in receipt of your correspondence dated October 26, 2012, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

1.	Disclosure relating to EGC status outlined in the prior comment letter has been included in the body of the prospectus. We have also provided a risk factor in this regard.

2.	We have revised our disclosure to indicate that the Company is a shell and that the price will be fixed until the Company is not a shell for a period of 12 months with proper disclosures are made.

Summary of Our Offering, page 1

3.	Disclosure as to the history of the “Light and Light” LED bulb developed by ITRI and as to the exclusive U.S. distribution has been provided.

4.	Disclosure that we intend to trademark the brand name “Luminx Lighting” has been provided.

Financial Data Summary, page 2

5.	The financial data has been revised to reflect inception to May 31, 2012.

Financial Statements

6.	Financial statements for the period ended September 30, 2012 have been provided.

Report of Independent Registered Public Accounting Firm, page F-1

7.	The last paragraph has been revised for consistency in the financial statement disclosure.

8.	Revisions clarifying the plural form of statements of operations, changes to stockholders equity and cash flow have been provided.

Financial Statements

9.	Audited financials for inception through May 31, 2012 have been provided. The date in the Auditors Report reflects the audit period.

Exhibit 23.1 (previously filed)

10.	A new consent from the Auditor reflecting the financial periods filed has been provided as a new exhibit.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ John Morris
President